Monthly Report - July, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,799,283)       15,148,689
Change in unrealized gain (loss) on open            3,577,050      (2,276,871)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               (217)            (492)
      obligations
   Change in unrealized gain (loss) from U.S.         (6,568)              618
      Treasury obligations
Interest income (expense)		                5,018           25,701
Foreign exchange gain (loss) on margin deposits      (27,315)        (172,547)
				                 ------------    -------------
Total: Income 				            (251,315)       12,725,098

Expenses:
   Brokerage commissions 		              382,163        2,702,283
   Management fee 			               43,021          295,672
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  828           14,642
   Administrative expense 	       	               69,190          481,497
					         ------------    -------------
Total: Expenses 		                      495,202        3,494,094
Net Income(Loss)			   $        (746,517)        9,231,004
for July, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (88,043.898    $     3,090,365    110,904,304    113,994,669
units) at June 30, 2021
Addition of 		 	              0        290,000        290,000
174.994 units on July 1, 2021
Redemption of 		 	              0    (1,613,465)    (1,613,465)
(1,132.698) units on  July 31, 2021*
Net Income (Loss)               $      (10,380)      (736,137)      (746,517)
for July, 2021
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2021
(87,118.651 units inclusive
of 32.457 additional units) 	      3,079,985    108,844,702    111,924,687
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2021 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.79)% 	     7.45%  $  1,127.14	   67,694.055 $    76,300,470
Series 3    (0.48)% 	     9.86%  $  1,734.66	   12,011.368 $    20,835,585
Series 4    (0.34)% 	    10.99%  $  2,290.84	    4,066.563 $     9,315,842
Series 5    (0.54)% 	     9.38%  $  1,635.30	    3,346.665 $     5,472,790

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 3rd Floor
			      New York, NY   10036



					August 17, 2021
Dear Investor:

Profits from long interest rate futures positions were outweighed by losses from trading equity, energy and metal futures and currency forwards. Trading of soft and agricultural commodity futures was flat.

Markets were roiled by concerns that the spread of Delta variant globally; a reduction of fiscal stimulus globally, especially from the U.S.;slowing Chinese growth, exacerbated by a broadening regulatory clampdown on the technology, financial and property sectors; and rising prices and supply bottlenecks that have blunted consumer demand were leading to a slowing of the global expansion.

Long positions in U.S., European, British, Australian, Canadian and Japanese note and bond futures were profitable in July. The belief that recent bursts of inflation are only temporary, that growth might slow while remaining solid, that Central Bank QE purchases will be reduced slowly and that official rates will remain low for an extended period underpinned demand for these securities. Reduced seasonal volumes and demand from institutional investors to immunize their liability portfolios also supported note and bond futures prices. Short positions in the Eurodollar, U.S. 2-year note, short-term sterling and German long-term bond futures did post small offsetting losses.

Creeping concerns about the durability of the global economic recovery and China's regulatory crackdown created turbulence in global equity markets that were teetering near all-time highs in thin summer trading and short positions in VIX and V-STOXX futures posted losses as volatility rose. Long positions in European, U.S. and Canadian equity futures, and trading of Asian equity futures were unprofitable too. Meanwhile, short positions in the Emerging Markets and Brazilian index futures, and trading of the NASDAQ, Australian, French and H-shares futures produced partially offsetting gains.

The dollar experienced volatile range trading during July and results were mixed and fractionally unprofitable. Trading the U.S. unit against the Aussie dollar, British pound, Canadian dollar, Brazilian real, Japanese yen, euro and several other currencies produced losses. On the other hand, a long Mexican peso position and trading the U.S. dollar relative to a few other currencies resulted in partially offsetting profits.

Energy prices were volatile in July, falling in response to growth worries but then rebounding on news that inventories continued to tighten. Losses on a short natural gas position, on a long Brent crude oil position and from trading London gas oil outpaced gains on long RBOB gasoline and heating oil positions.

Losses from trading copper and silver futures lightly outdistanced profits on long aluminum and nickel positions.

A long Arabica coffee trade was profitable when prices jumped to six-year highs as frost threatened Brazil's crop. These gains were countered by losses on long cotton and sugar positions. In the grain sector, profits on short corn and soybean meal trades marginally outpaced losses from short wheat and soybean positions and trading of soybean oil.



    				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman